UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)*

             MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
-------------------------------------------------------------------------------

                              (Name of Issuer)

                   Common Stock, par value $.01 per share
-------------------------------------------------------------------------------

                       (Title of Class of Securities)

                                 57383M108
                                 ---------

                               (CUSIP Number)

                           Brian M. Feldman, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

                                June 7, 2002
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 57383M108                                     Page 2 of 7 pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Whippoorwill Associates Inc.
    13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,381,282

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    2,381,282

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,381,282

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%

14  TYPE OF REPORTING PERSON (See Instructions)

    IA, CO

                                SCHEDULE 13D
                                ------------

                  This Amendment No. 6 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), filed on October 13, 1998, as amended through May 3, 2002.

Item 1.           Security and Issuer.
-------           --------------------

                  Unchanged.

Item 2.           Identity and Background.
-------           ------------------------

                  Unchanged.

Item 3.           Source and Amount of Funds or Other Consideration.
-------           --------------------------------------------------

                  Unchanged.

Item 4.           Purpose of Transaction.
-------           -----------------------

                  Unchanged.

Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

                  Item 5 is amended in its entirety as follows;

(a)      and (b)

                  The percentages set forth in this Item 5 are based on 35,284,207 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on May 15, 2002. The information reported below is current through June 10, 2002.

                  The Holders, in the aggregate, directly own 65,994 shares of Common Stock, which represents less than 1% of the total outstanding Common Stock. The Holders, in the aggregate, directly own 2,228,381 shares of 8% Preferred Stock, which are convertible into 2,315,288 additional shares of Common Stock (based on the conversion ratio of 1.039 shares of Common Stock for each share of 8% Preferred Stock). As a result, the Holders, in the aggregate, directly beneficially own 2,381,282 shares of Common Stock, representing approximately 6.3% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Stock.

                  Since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for its clients, Whippoorwill has shared power to vote and dispose of the 2,381,282 shares of Common Stock owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in item 2 above.

                  In addition, Whippoorwill may be deemed to beneficially own or have or share power to vote or direct the vote with respect to all the shares of Common Stock and 8% Preferred Stock owned by the Other Reporting Persons. Whippoorwill does not have any pecuniary interest nor do they have any dispositive power over the shares of Common Stock or 8% Preferred Stock owned by the Other Reporting Persons. Reference is hereby made to the following filings with the SEC with respect to information in
Item 2 of Schedule 13D required to be provided by Whippoorwill with respect to the Other Reporting Persons under Item 5 of Schedule 13D:

               1. For information with respect to Avi Arad, please see Item
                  2 of the Schedule 13D filed by Avi Arad;

               2. For information with respect to the Dickstein Entities, please see Item 2 of the Schedule 13D filed by the Dickstein Entities;

               3. For information with respect to the Perlmutter Entities, please see Item 2 of the Schedule 13D filed by the Perlmutter Entities;

               4. For information with respect to The Chase Manhattan Bank, please see Item 2 of the Schedule 13D filed by The Chase Manhattan Bank; and

               5. For information with respect to Morgan Stanley, please
                  see Item 2 of the Schedule 13D filed by Morgan Stanley.

                  (c) Whippoorwill has effected the following transactions for the Holders since the last Schedule 13D filing. All transactions in Common Stock were sales on the New York Stock Exchange: All transactions in 8% Preferred Stock were sales through the NASDAQ OTC Bulletin Board.


Common Stock
------------

                  Date                  Number of Shares           Net Price Per Share
                  ----                  ----------------           -------------------
                  May 6, 2002                      50,000          $7.97
                  May 7, 2002                      500             $7.70
                  May 8, 2002                      15,000          $7.72
                  May 10, 2002                     20,000          $7.70
                  May 20, 2002                     20,000          $6.05
                  May 30, 2002                     51,400          $4.95
                  May 31, 2002                     149,000         $4.95

8% Preferred Stock
------------------

                  Date                  Number of Shares           Net Price Per Share
                  ----                  ----------------           -------------------
                  May 23, 2002                     5,000           $6.15
                  May 28, 2002                     50,000          $6.00

                  Additionally, on May 21, 2002, Whippoorwill converted 50,000 shares of 8% Preferred Stock into 51,950 shares of Common Stock, on May 30, 2002, Whippoorwill converted 49,140 shares of 8% Preferred Stock into 51,056 shares of Common Stock, and on May 31, 2002, Whippoorwill converted 156,725 shares of 8% Preferred Stock into 162,837 shares of Common Stock.

                  (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Stock.

                  (e) Not applicable.


Item 6.           Contracts Arrangements, Understandings or Relationships
-------           -------------------------------------------------------
                  With Respect to Securities of the Issuer.
                  -----------------------------------------

                  Item 6 is amended by adding the following paragraph;

                  On June 7, 2002, Whippoorwill entered into a Sales Plan with Sea Port Group Securities LLC ("SeaPort") to dispose of up to 311,700 shares of Common Stock or 300,000 shares of 8% Preferred Stock or any combination thereof (not to exceed 311,700 Common Stock equivalent shares). Pursuant to the Sales Plan, SeaPort can sell up to 50,000 shares of 8% Preferred Stock equivalent shares in a single trading day, provided that the price per share of Common Stock is at least $6.02 (before any commission charges) or the price per share of 8% Preferred is $6.25 (before any commission charges). A copy of the Sales Plan is attached as an Exhibit hereto.

Item 7.           Material to be Filed as Exhibits.
-------           ---------------------------------

                  Item 7 is amended by adding the following;

                  Exhibit G:  Sales Plan, dated June 7, 2002, between
                              Whippoorwill Associates, Inc. and Sea Port
                              Group Securities LLC.

                                 SIGNATURES
                                 ----------

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2002

                                               WHIPPOORWILL ASSOCIATES, INC.


                                               By:  /s/ Shelley Greenhaus
                                                   ----------------------------
                                                   Name:  Shelley Greenhaus
                                                   Title:  Managing Director

                                 EXHIBIT G
                                 ---------

                                 SALES PLAN

     Sales Plan dated June 7, 2002 (this "Sales Plan") between Whippoorwill Associates, Inc. (as agent for its clients) ("Seller") and Sea Port Group Securities LLC ("SeaPort"), acting as agent for Seller.

A.   RECITALS

     1. This Sales Plan is entered into between Seller and SeaPort for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     2. Seller is establishing this Sales Plan in order to permit the orderly disposition of a portion of Seller's holdings of the common stock, par value $0.01 per share (the "Stock"), and the 8% Cumulative Convertible Exchangeable Preferred Stock which is exchangeable for 1.039 shares of Stock (the "Preferred Stock"), of Marvel Enterprises, Inc. (the "Issuer").

B.   SELLER'S REPRESENTATIONS, WARRANTIES AND COVENANTS

     1. As of the date hereof, Seller is not aware of any material nonpublic information concerning the Issuer or its securities. Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

     2. While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Sales Plan and agrees not to alter or deviate from the terms of this Sales Plan.

     3. Seller agrees that Seller shall not, directly or indirectly, communicate any information relating to the Stock or the Preferred Stock or the Issuer to any employee of SeaPort or its affiliates who is involved, directly or indirectly, in executing this Sales Plan at any time while this Sales Plan is in effect.

     4. Seller agrees to provide SeaPort with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit A hereto prior to commencement of the Plan Sales Period (as defined below).

     5. Seller agrees to complete, execute and deliver to SeaPort a seller representation letter dated as of the date hereof substantially in the form of Exhibit B hereto prior to the commencement of the Plan Sales Period.

     6. Seller has consulted with Seller's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon SeaPort or any person affiliated with SeaPort in connection with, Seller's adoption and implementation of this Sales Plan. Seller acknowledges that SeaPort is not acting as a fiduciary or an advisor for Seller.

     7 Seller agrees that until this Sales Plan has been terminated Seller shall not, without prior written notice to SeaPort (i) enter into a binding contract with respect to the purchase or sale of Stock or the Preferred Stock on behalf of its clients with another broker, dealer or financial institution (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or sell Stock or the Preferred Stock on behalf of its clients or (iii) adopt a plan for trading with respect to Stock or the Preferred Stock on behalf of its clients other than this Sales Plan.

     8 (a) Seller agrees to make all filings, if any, required under Rule 144 or Rule 145, Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

     (b) Seller agrees that Seller shall at all times during the Plan Sales Period (as defined below), in connection with the performance of this Sales Plan, comply with all applicable laws, including, without limitation,
Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

     9 (a) Seller represents and warrants that the Stock and/or the Preferred Stock to be sold pursuant to this Sales Plan is currently eligible for sale under Rule 144 or 145.

     (b) Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock or Preferred Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.

     (c) Seller agrees to complete, execute and deliver to SeaPort Forms 144 for the sales to be effected under this Sales Plan at such times and in such numbers as SeaPort shall request.

     (d) Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock or Preferred Stock pursuant to this Sales Plan.

C.   SEAPORT'S REPRESENTATIONS, WARRANTIES AND COVENANTS

     1. SeaPort agrees to conduct all sales pursuant to this Sales Plan in accordance with the manner of sale requirement of Rule 144 of the Securities Act and in no event shall SeaPort effect any sale if such sale would exceed the then-applicable amount limitation under Rule 144.

D.   IMPLEMENTATION OF THE PLAN

     1. Seller hereby appoints SeaPort to sell shares of Stock and/or Preferred Stock pursuant to the terms and conditions set forth herein. Subject to such terms and conditions, SeaPort hereby accepts such appointment.

     2. SeaPort is authorized to begin selling Stock and/or Preferred Stock pursuant to this Sales Plan on June 7, 2002 and shall cease selling Stock and/or the Preferred Stock on the earliest to occur of (i) the date on which SeaPort receives notice of the dissolution of Seller, (ii) the date on which the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or the Preferred Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock or the Preferred Stock is to be exchanged or converted into shares of another company, (iii) the date on which SeaPort receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Seller's bankruptcy or insolvency, (iv) the date of the next trading "window" as defined in the Issuer's trading policy applicable to its officers and directors, or (v) the date that the aggregate number of shares of Stock and/or the Preferred Stock sold pursuant to this Sales Plan reaches the Total Share Amount (as defined below) (the "Plan Sales Period").

     3. (a) SeaPort shall sell shares of Stock and/or Preferred Stock during the Plan Sales Period for the account of Seller under ordinary principles of best execution subject to the following restrictions:

               (i) SeaPort shall not sell any shares of Stock pursuant to this Sales Plan at a price of less than $6.02 per share (before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale);

               (ii) SeaPort shall not sell any shares of Preferred Stock
                    pursuant to this Sales Plan at a price of less than $6.25 per share (before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale);

               (iii) SeaPort shall sell no more, in the aggregate, than
                    either (a) 300,000 shares of Preferred Stock OR (b) 311,700 shares of Stock, OR (c) any combination thereof (not to exceed 311,700 Stock equivalent shares), pursuant to this Sales Plan during the Plan Sales Period (The "Total Share Amount"); and

               (iv) SeaPort shall sell no more than (a) 50,000 shares of
                    Stock, or (b)50,000 shares of Preferred Stock, or (c) any combination thereof (not to exceed 50,000 Preferred Stock equivalent shares) pursuant to this Sales Plan during any single Trading Day.

A "Trading Day" is any day during the Plan Sales Period that the New York Stock Exchange (the "Principal Market') is open for business and the Stock or the Preferred Stock trades regular way on the Principal Market.

     (b) If, consistent with ordinary principles of best execution or for any other reason, SeaPort has not sold the Total Share Amount by the end of the Plan Sales Period then (i) SeaPort's obligation to sell pursuant to this Sales Plan shall be deemed to have been satisfied and (ii) if any such shortfall exists after the close of trading on the last Trading Day of the Plan Sales Period, SeaPort's authority to sell such shares for the account of Seller under this Sales Plan shall terminate.

     (c) The share prices referred to in paragraph D.3(a) above shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or the Preferred Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Sales Period.

     4. SeaPort shall not sell Stock or Preferred Stock hereunder at any time when:

               (i) SeaPort, in its reasonable judgment, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity that could, in SeaPort's judgment, impact sales of the Stock or the Preferred Stock has occurred; or

               (ii) SeaPort, in its reasonable discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller's affiliates or clients (other than any such restriction relating to Seller's possession or alleged possession of material nonpublic information about the Issuer or the Stock or the Preferred Stock).

     5. SeaPort may sell Stock or Preferred Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.

E.   TERMINATION

     1. This Sales Plan may not be terminated prior to the end of the Plan Sales Period, except that it may be terminated at any time by written notice from Seller received by SeaPort's compliance office at the address or fax number set forth in paragraph E.4 below if legal or regulatory restrictions applicable to Seller or Seller's affiliates or clients (other than any such restrictions relating to Seller's possession or alleged possession of material nonpublic information about the Issuer or the Stock or the Preferred Stock) would prevent SeaPort from selling Stock or the Preferred Stock for Seller's account during the Plan Sales Period.

F.   GENERAL

     1. Proceeds from each sale of Stock and/or Preferred Stock effected under the Sales Plan will be delivered to Seller's applicable account number on a normal three-day settlement basis less any commission, commission equivalent, mark-up or differential and other expenses of sale to be paid to SeaPort, provided that any commission, commission equivalent, mark-up or differential hereunder shall be $0.05 per share of Stock and/or Preferred Stock sold.

     2. Seller and SeaPort acknowledge and agree that this Sales Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.

     3. This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supercedes any prior agreements or understandings with regard to the Sales Plan.

     4. All notices to SeaPort under this Sales Plan shall be given to SeaPort's compliance office in the manner specified by this Sales Plan by telephone at 212-356-0570, by facsimile at 212-356-0579 or by certified mail to the address below:

                    Sea Port Group Securities LLC
                    Attn: Marc Baum
                    317 Madison Avenue, Suite 811

                    New York, NY 10017

     5. Seller's rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of SeaPort. SeaPort's rights and obligations under this Sales Plan may not be assigned or delegated (other than an assignment or delegation to an entity controlling, controlled by or under common control with SeaPort) without the written permission of Seller.

     6. This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     7. If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Sales Plan will continue and remain in full force and effect.

     8. This Sales Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

     IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.



                                            Whippoorwill Associates, Inc



                                            /s/ Shelley Greenhaus
                                            -------------------------------

                                            Name: Shelley Greenhaus

                                            Title: Managing Director &
                                                   President



                                            Sea Port Group Securities LLC




                                             /s/ Marc Baum
                                             ------------------------------

                                            Name: Marc Baum

                                            Title: Chief Operating Officer

                                 EXHIBIT A

                           ISSUER REPRESENTATION

     1. Marvel Enterprises, Inc. (the "Issuer") represents that it has reviewed and approved the Sales Plan dated June 7, 2002 (the "Sales Plan") between Whippoorwill Associates, Inc ("Seller") and Sea Port Group Securities LLC ("SeaPort") relating to the common stock, par value $0.01 per share of the Issuer and the 8% Cumulative Convertible Exchangeable Preferred Stock of the Issuer.

     2. The sales to be made by SeaPort for the account of Seller pursuant to the Sales Plan have been approved by the Issuer in accordance Issuer's insider trading policies.



Dated:  June 7, 2002




                                            Marvel Enterprises, Inc.



                                            By: /s/ Allen Lipson
                                               -------------------------

                                            Name: Allen Lipson

                      Title: Executive Vice President

                                 EXHIBIT B

                        SELLER REPRESENTATION LETTER





     1. As of the date hereof, Seller is not aware of any material nonpublic information concerning the Issuer or its securities. Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

     2. Seller understands and agrees that if it is an affiliate or a control person for purposes of Rule 144 under the Securities Act of 1933, as amended, all sales will be in accordance with Rule 144. Seller agrees not to take any action that would cause Seller to aggregate sales of stock pursuant to Rule 144, and will not take any action that would cause the sales under the Sales Plan not to comply with Rule 144.

     3. Seller will notify Sea Port Group Securities LLC of any other sale transactions that are not contemplated by this Sales Plan. Seller has no offsetting hedging transactions and will not enter into any hedging transactions while the Sales Plan is in effect.

     4. Seller will have no subsequent influence over how, when, or whether to effect sales pursuant to this Sales Plan.



     Dated: June 7, 2002

                                            Whippoorwill Associates, Inc



                                             /s/ Shelley Greenhaus
                                            ---------------------------------

                                            Name:  Shelley Greenhaus
                                            Title: Managing Director &
                                                   President